Skylight Health Group Inc.
Audited Consolidated Financial Statements
For the years ended December 31, 2021 and 2020

SKYLIGHT HEALTH GROUP INC.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

Independent auditor’s report
To the Shareholders of Skylight Health Group Inc.

Our opinion
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Skylight Health Group Inc. and its subsidiaries (together, the Company) as at December 31, 2021 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).
What we have audited
The Company’s consolidated financial statements comprise:
•the consolidated statement of financial position as at December 31, 2021;
•the consolidated statement of loss and comprehensive loss for the year then ended;
•the consolidated statement of cash flows for the year then ended;
•the consolidated statement of changes in shareholders’ equity for the year then ended; and
•the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Basis for opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Independence
We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Material uncertainty related to going concern
We draw attention to Note 2 in the consolidated financial statements, which describes events or conditions that indicate the existence of a material uncertainty that may raise substantial doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Comparative information
The consolidated financial statements of the Company for the year ended December 31, 2020 (prior to the adjustments applied to certain comparative information described in notes 4 and 14 to the consolidated financial statements) were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on April 19, 2021.
As part of our audit of the consolidated financial statements for the year ended December 31, 2021, we also audited the adjustments applied to certain comparative information presented. In our opinion, such adjustments are appropriate and have been properly applied. Other than with respect to the adjustments that were applied to certain comparative information, we were not engaged to audit, review, or apply any procedures to the consolidated financial statements for the year ended December 31, 2020. Accordingly, we do not express an opinion or any other form of assurance on those consolidated financial statements taken as a whole.

Other information
Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
The engagement partner on the audit resulting in this independent auditor’s report is Anne Tauber.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario March 30, 2022

SKYLIGHT HEALTH GROUP INC.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)

		December 31, 2021	December 31, 2020
		$	$
ASSETS

Current assets
Cash and cash equivalents		11,653	20,052
Inventories		—	31
Trade and other receivables	Note 7	5,858	529
Purchase consideration receivable	Note 14	2,708	—
Prepaid expenses		862	749
Total current assets		21,081	21,361
Non-current
Property, plant and equipment	Note 8	766	88
Trade and other receivables	Note 7	1,043	—
Purchase consideration receivable	Note 14	3,250	—
Right-of-use assets	Note 9	15,695	1,325
Intangible assets	Note 10	14,873	6,474
Goodwill	Note 10	8,739	2,224
Total assets		65,447	31,472

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	Note 11	6,687	1,124
Loan payable	Note 16	317	446
Purchase consideration payable	Note 6	2,951	526
Lease liabilities	Note 9	1,347	619
Total current liabilities		11,302	2,715
Non-current
Redemption liability	Note 13	402	—
Loan payable	Note 16	—	316
Purchase consideration payable	Note 6	608	—
Lease liabilities	Note 9	14,528	804
Total liabilities		26,840	3,835

SHAREHOLDERS' EQUITY
Common share capital	Note 18	61,450	43,454
Preferred share capital	Note 18	6,237	—
Contributed surplus		6,719	6,888
Shares and units to be issued		—	5
Accumulated other comprehensive income		246	450
Accumulated deficit		(36,757)	(23,160)
Non-controlling interests		712	—
Total shareholders' equity		38,607	27,637
Total liabilities and shareholders' equity		65,447	31,472
The accompanying notes are an integral part of these consolidated financial statements.
Going concern (Note 2)

SKYLIGHT HEALTH GROUP INC.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts)

		Year ended
		December 31, 2021	December 31, 2020 (Adjusted, note 14)
		$	$
Revenues
Clinic	Note 22	26,553	446
Contract research solutions	Note 22	584	190
Software	Note 22	20	53
		27,157	689
Cost of sales		12,071	419
Gross profit		15,086	270

Operating Expenses
Salaries and wages		15,376	2,633
Office and administration		6,821	768
Marketing and business development		2,038	287
Professional fees		4,249	950
Rent		391	54
Share-based compensation		2,051	4,313
Depreciation and amortization		4,618	1,094
Impairment of right-of-use-assets, goodwill and intangible assets	Note 10	1,408	—
Total operating expenses		36,952	10,099

Loss from continuing operations		(21,866)	(9,829)

Finance expenses
Foreign exchange (gain) loss		(69)	178
Change in fair value of financial liabilities	Notes 12 &15	(86)	2,184
Net gain on debt settlement	Note 12	—	(148)
Accretion on purchase consideration payable and trade receivables		346	75
Interest on lease liabilities	Note 9	964	35
Other income	Note 16	(870)	—
Net loss from continuing operations		(22,151)	(12,153)
Net income from discontinued operations	Note 14	8,563	2,672
Net loss		(13,588)	(9,481)

Other comprehensive loss
Exchange difference on translation of foreign operations, net of tax		(204)	9
Total comprehensive loss		(13,792)	(9,472)

Net (loss) income from continuing operations attributable to:
Shareholders of the Company		(22,310)	(12,153)
Non-controlling interests		159	—
Net loss from continuing operations		(22,151)	(12,153)

Net (loss) income attributable to:
Shareholders of the Company		(13,747)	(9,481)
Non-controlling interests		159	—
Net loss		(13,588)	(9,481)

Net loss from continuing operations per common share		(0.59)	(0.56)
Net income from discontinued operations per common share		0.23	0.13
Basic and diluted net loss per common share		(0.36)	(0.43)
Weighted average number of common shares outstanding - basic and diluted (in 000s)		37,449	21,884

Comprehensive loss attributable to:
Shareholders of the Company		(13,952)	(9,472)
Non-controlling interests		160	—
Total comprehensive loss		(13,792)	(9,472)
The accompanying notes are an integral part of these consolidated financial statements.

SKYLIGHT HEALTH GROUP INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

	Year ended
	December 31, 2021	December 31, 2020 (Adjusted, note 14)
	$	$
Operating activities
Net loss from continuing operations	(22,151)	(12,153)

Adjustments for items not affecting cash:
Depreciation and amortization	4,618	1,094
Foreign exchange (gain) loss	(69)	142
Accretion on purchase consideration payable and loan payable	229	75
Interest on lease liabilities	964	35
Impairment of goodwill and intangible assets	1,408	—
Share-based compensation	2,051	4,313
Change in fair value of financial liabilities	(86)	2,156
Write-off of bad debt	—	44
Other income	—	(40)
Other income related to loan payable	(867)	—
Other income related to gain on disposal of furniture and equipment	(3)	—
Gain on debt settlement-net	—	(148)
Changes in non-cash working capital items:	—	—
Inventories	31	5
Trade and other receivables	(3,504)	(533)
Prepaid expenses	113	(763)
Accounts payable and accrued liabilities	2,088	(147)
Cash used in by operating activities of continuing operations	(15,178)	(5,920)
Cash provided by operating activities of discontinued operations	3,869	4,033

Investing activities
Purchase of furniture and equipment	(134)	(11)
Proceeds from disposal of furniture and equipment	4	—
Development of computer software	(259)	(658)
Release from escrow	(61)	—
Purchase consideration paid, net of cash acquired	(19,656)	(1,703)
Cash used in investing activities of continuing operations	(20,106)	(2,372)
Cash provided by (used in) investing activities of discontinued operations	4,329	(20)

Financing activities
Repayment to related parties	—	(25)
Shares issued and to be issued, net of transaction costs	12,703	22,841
Proceeds from preferred shares issuance, net of transaction costs	6,237	—
Dividends paid on preferred shares	(34)	—
Proceeds from exercise of options	813	401
Proceeds from exercise of warrants	1,461	1,012
Principal payment of lease liabilities	(1,135)	(166)
Interest paid on lease liabilities	(964)	(35)
Proceeds from loan	969	917
Interest paid on promissory note	—	(192)
Principal payments on loan	(651)	—
Cash provided by financing activities of continuing operations	19,399	24,753
Cash used in financing activities of discontinued operations	(428)	(758)

Net increase (decrease) in cash during the year	(8,115)	19,716
Effect of foreign currency on cash of continuing operations	(284)	206
Cash and cash equivalents, beginning of year	20,052	130
Cash and cash equivalents, end of year	11,653	20,052
The accompanying notes are an integral part of these consolidated financial statements.

SKYLIGHT HEALTH GROUP INC.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2021 and December 31, 2020
(Expressed in thousands of Canadian dollars)

	Number of common shares	Share Capital	Number of preferred shares	Preferred share capital	Contributed surplus	Shares and units to be issued	Accumulated other comprehensive income	Deficit	Total	Non-controlling interests	Total shareholders’ equity
	#	$	#	$		$	$	$	$	$	$
Balance, December 31, 2020	35,070	43,454	—	—	6,888	5	450	(23,160)	27,637	—	27,637
Preferred shares issued (Note 18(b))	—	—	275	7,359	—	—	—	—	7,359	—	7,359
Preferred shares dividends declared	—	—	—	—	—	—	—	(102)	(102)	—	(102)
Bought deal (Note 18(b))	1,970	13,793	—	—	—	—	—	—	13,793	—	13,793
Share issuance costs - cash (Note 18(b))	—	(1,090)	—	(1,122)	—	—	—	—	(2,212)	—	(2,212)
Acquisition of Aspire Care (Note 13)	—	—	—	—	—	—	—	(390)	(390)	552	162
Shares issued on acquisition	316	1,436	—	—	—	—	—	—	1,436	—	1,436
Share-based compensation (Note 18)	—	—	—	—	2,051	—	—	—	2,051	—	2,051
Vesting of restricted share units issued to Directors	126	224	—	—	(224)	—	—	—	—	—	—
Exercise of warrants	1,117	2,282	—	—	(818)	(3)	—	—	1,461	—	1,461
Exercise of stock options	534	1,351	—	—	(536)	(2)	—	—	813	—	813
Stock options expired	—	—	—	—	(642)	—	—	642	—	—	—
Foreign currency translation	—	—	—	—	—	—	(204)	—	(204)	1	(203)
Net loss for the year	—	—	—	—	—	—	—	(13,747)	(13,747)	159	(13,588)
Balance, December 31, 2021	39,133	61,450	275	6,237	6,719	—	246	(36,757)	37,895	712	38,607
The accompanying notes are an integral part of these consolidated financial statements.

SKYLIGHT HEALTH GROUP INC.
Consolidated Statements of Changes in Shareholders’ Equity (continued)
For the years ended December 31, 2021 and December 31, 2020
(Expressed in thousands of Canadian dollars)

	Number of shares	Share Capital	Contributed surplus	Shares and units to be issued	Accumulated other comprehensive income	Deficit	Deficit
	#	$	$	$	$	$	$
Balance, December 31, 2019	16,568	12,225	4,909	335	441	(16,523)	1,387
Private placements (Note 18(b))	6,891	3,898	1,270	—	—	—	5,168
Bought deals (Note 18(b))	5,207	19,551	—	—	—	—	19,551
Share issuance costs - cash (Note 18(b))	—	(1,834)	(44)	—	—	—	(1,878)
Share issuance costs - warrant (Note 18(b))	—	(988)	988	—	—	—	—
Shares issued in settlement of promissory note (Note 18(b))	2,082	5,518	—	—	—	—	5,518
Share-based compensation (Note 18(b))	—	—	4,313	—	—	—	4,313
Shares issued for services (Note 18(b))	796	659	—	—	—	—	659
Shares issued in settlement of accrued interest (Note 18(b))	488	230	—	(116)	—	—	114
Share issued in settlement of contingent consideration (Note 18(b))	878	554	—	—	—	—	554
Exercise of warrants (Note 18(b))	1,734	2,791	(1,564)	(215)	—	—	1,012
Exercise of stock options (Note 18(b))	291	756	(356)	1	—	—	401
Shares issued in lieu of directors' fees (Note 18(b))	135	94	—	—	—	—	94
Warrants and stock options expired	—	—	(2,844)	—	—	2,844	—
Warrants issued for amendment of promissory note	—	—	216	—	—	—	216
Foreign currency translation	—	—	—	—	9	—	9
Net loss for the year	—	—	—	—	—	(9,481)	(9,481)
Balance, December 31, 2020	35,070	43,454	6,888	5	450	(23,160)	27,637
The accompanying notes are an integral part of these consolidated financial statements

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

1. Nature of operations and Covid-19 pandemic

Skylight Health Group Inc. (“SHG” or the “Company”), is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state health network that comprises physical multi-disciplinary medical clinics providing a range of services from primary care, sub-specialty, allied health and diagnostic testing. The Company was incorporated on December 27, 2017 under the Canada Business Corporations Act and completed a reverse takeover ("RTO") on February 27, 2019 (the "Closing Date") with MVC Technologies Inc. (“MVC”) which was incorporated in the province of Ontario on November 3, 2014 under the Ontario Business Corporation Act (“OBCA”). Pursuant to the special meeting of the shareholders of the Company held on November 23, 2020, the name of the Company was changed from CB2 Insights Inc. to Skylight Health Group Inc. The head office of the Company is located at 5520 Explorer Drive, Unit 402, Mississauga, Ontario, Canada, L4W 5L1.

On January 5, 2021, the Company’s shares commenced trading on the TSX Venture Exchange (“TSX-V”) under the symbol “SHG” after getting voluntarily delisted from the Canadian Securities Exchange on January 4, 2021. On June 7, 2021, the Company’s shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SLHG”. In addition, effective June 7, 2021, the Company’s shares on the TSX-V began trading under the new symbol “SLHG”. On December 7, 2021, the Company closed on the underwritten registered offering of 275,000 9.25% Series A Cumulative Redeemable perpetual preferred shares. The Series A Preferred Shares trade on the Nasdaq Capital Market under the symbol “SLHGP” (“preferred shares”).

On March 11, 2020, the World Health Organization declared the ongoing COVID-19 outbreak as a global health emergency. This resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of certain non-essential businesses.

During the year ended December 31, 2021, the pandemic did not have a material impact on the Company’s operations. While medical clinics had generally been deemed an essential business, the Company was able to switch to virtual appointments thereby reducing the impact on operations and enabled the Company to achieve savings in clinical operating expenses. As at December 31, 2021, the Company did not observe any impairment of its assets or a significant change in the fair value of assets due to the COVID-19 pandemic. The Company has taken steps to minimize the potential impact of the pandemic including safety measures with respect to personal protective equipment, the reduction in travel and the implementation of a virtual office including regular video conference meetings and participation in virtual Company events, trade shows, customer meetings and other virtual events. In addition, as explained in note 16, the Company obtained a loan under the Paycheck Protection Program (PPP) offered by the US Small Business Administration as part of COVID-19 relief measures which was forgiven on March 30, 2021.

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the Company’s business, financial position and operating results in the future. In addition, it is possible that estimates in the Company’s consolidated financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

2. Basis of presentation and going concern

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on March 29, 2022.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

Going concern
These consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company is subject to numerous risk factors that may impact its ability as a going concern, such as, but not limited to, governmental regulations, currency fluctuations, operational risks and extended and unforeseen issues resulting from the current COVID-19 pandemic.
As of the balance sheet date, the Company had an accumulated deficit of $36,757 and negative cash flow from continuing operations of $15,178 for the year ended December 31, 2021. The Company has positive working capital as of the balance sheet date of $9,779. The Company has raised debt and equity financing through 2017 to 2021 in order to pursue acquisitions and platform development resulting in growth in its customer base. The Company expects that the investments it has made over this period will result in increased revenue and operating cash flow, however, the Company anticipates further investment and will require additional debt and/or equity financing in order to continue to develop its business.
Although the Company has been successful in raising funds to date, there can be no assurance that adequate or sufficient funding will be available in the future or available under terms acceptable to the Company, or that the Company will be able to generate sufficient returns from operations. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue and debt and/or equity financing sufficient to fund its cash flow needs. The Company is not currently eligible to raise funds using a registration statement in the United States. These circumstances indicate the existence of a material uncertainty that may raise substantial doubt on the ability of the Company to meet its obligations as they come due, and accordingly the appropriateness of the use of the accounting principles applicable to a going concern.
The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the consolidated statements of financial position. Such differences in amounts could be material.
The assessment of material uncertainties related to events and circumstances that may raise substantial doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this assessment, management considers all relevant information, as described above.

3. Summary of significant accounting policies

Basis of consolidation

Subsidiaries are entities controlled by Skylight Health Group Inc. An entity is controlled when the Company has the ability to direct the relevant activities of the entity, has exposure or rights to variable returns from its involvement with the entity, and is able to use its power over the entity to affect its returns from the entity. The subsidiaries are consolidated from the date on which control is transferred to the Company and will cease to be consolidated from the date on which control is transferred out of the Company. The Company also assesses existence of control where it does not have more than 50% of voting power but is able to control the investee by virtue of de facto control.

The Company's subsidiaries include entities which are controlled via contractual arrangements that provide the Company with control over these entities. The results of subsidiaries acquired or disposed-off during the period are included in the consolidated statements of loss and comprehensive loss from the effective date of acquisition and up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the group.

Intra-group balances and transactions, and any unrealized gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with subsidiaries are eliminated to the extent of the Company’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
The consolidated financial statements of the Company set out the assets, liabilities, expenses, and cash flows of the Company and its subsidiaries, namely:

	Country of Incorporation	Ownership Interest at December 31,
Entity		2021	2020
MVC Technologies Inc.	Canada	100%	100%
MVC Technologies USA Inc.	USA	100%	100%
Skylight Health Group, Inc.	USA	100%	N/A
Health Care Resource Management, LLC	USA	100%	100%
Skylight Health Group CO LLC	USA	100%	N/A
Infinite Care LLC	USA	100%	N/A
Skylight Health Group Management of Florida, LLC	USA	100%	N/A
Skylight Health Group Management of Pennsylvania, LLC	USA	70%	N/A
The following entities are controlled by the Company through administrative services agreements and succession agreements:

	Country of Incorporation	Ownership Interest at December 31,
Entity		2021	2020
Skylight Health Group MA, P.C.	USA	0%	0%
Skylight Health Group New Jersey, P.C.	USA	0%	0%
Maverick County Medical Family Center, P.A.	USA	0%	0%
Michael R. Jackson, M.D., P.S.	USA	0%	0%
Apex Family Medicine LLC	USA	0%	N/A
River City Medical Associates, Inc.	USA	0%	N/A
The Doctors Center, Inc.	USA	0%	N/A
Aspire Health Concepts, Inc	USA	0%	N/A

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars. The functional currency of each entity in the Company is determined separately in accordance with International Accounting Standard IAS 21 – The Effects of Changes in Foreign Exchange Rates and is measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency is the United States Dollar (“USD”) for subsidiaries in the United States and the Canadian dollar (“CAD”) for subsidiaries in Canada. Where the Company's presentation currency of Canadian dollars differs from the functional currency of a subsidiary, the assets and liabilities of the subsidiary are translated from the functional currency into the presentation currency at the exchange rates as at the reporting date. The income and expenses of the subsidiaries are translated at rates approximating the exchange rates at the dates of the transactions. Exchange differences arising on the translation of the consolidated financial statements of the Company’s subsidiaries are recognized in other comprehensive income (loss).

Translation gains and losses resulting from translation of functional currency balances of subsidiaries into the presentation currency and those relating to intercompany loans from foreign operations, for which settlement is neither planned nor likely to occur in the foreseeable future, are recorded in other comprehensive income. Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each consolidated statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of foreign currency transactions not in the entity’s functional currency are included in the profit and loss.

Revenue recognition

To determine the amount and timing of revenue to be recognized, the Company follows a 5-step process:
1.Identifying the contract with a customer;
2.Identifying the performance obligations;
3.Determining the transaction price;
4.Allocating the transaction price to the performance obligations; and
5.Recognizing revenue when/as performance obligation(s) are satisfied.

Clinic revenue

The Company recognizes clinic revenue from the provision of primary care, urgent care, family medicine and occupational health facilities in addition to providing specialty healthcare services such as physical therapy, allergy and weight loss counseling.

Clinic revenue is recorded during the period in which the Company’s performance obligations are satisfied, based on the estimated collectible amounts from the patients and third party payers. The Company’s performance obligations are satisfied when services are rendered to the patient. Third party payers include federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, attorneys and employers. Estimates of contractual allowances and the transaction price are based on the terms specified in the related contractual agreements, negotiated rates and historical and expected payment patterns.

The Company recognizes revenue for its discontinued operations from the provision of consultation services and discussing various treatment plans with patients, including the use of medical cannabis, to alleviate their symptoms. Revenue is recognized at the point in time when these services are provided to the patients. The Company requires upfront payment from patients for their visit.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

Contract research revenue

Revenue from a contract to provide research services is recognized over time as the services are rendered based on time spent. This revenue is generated (and performance obligation met) by providing research services to customers.

Trade receivables

Trade receivables are recorded when billed or accrued and represent claims against third parties that will be settled in cash. The carrying value of trade receivables, net of the loss allowance, represents their estimated net realizable value. The loss allowance is estimated based on historical collection trends, type of customer, the age of the outstanding trade receivables and existing economic conditions. Trade receivables longer than one year are classified as non-current and are discounted.

Property, plant and equipment

Items of property, plant and equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management. The following is the useful for each category of property, plant and equipment:
•Furniture - 3 years
•Vehicles - 3 years
•Computer Hardware - 3 years
•Leaseholds - 3 years
•Equipment - 3 years

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Intangible assets acquired in a business combination are measured at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is five years and is reviewed at least at the end of each reporting period. The amortization expense on intangible assets with finite useful lives is recognised in the consolidated statement of loss and comprehensive loss in the expense category that is consistent with the function of the intangible assets.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of loss and comprehensive loss when the asset is derecognized.

Customer relationships, brand and trademarks and non-compete clause

The Company acquired customer relationships, brand and trademarks and non-compete clause intangible assets as part of various acquisitions. Customer relationships and non-compete clauses are being amortized on a straight line basis over a 5 year useful life whereas brands and trademarks have an indefinite useful life.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
Computer software and technology

The Company incurs costs associated with the design and development of its Clinical Decision Support (“CDS”) software. Expenditures during the research phase are expensed as incurred.

Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Costs associated with maintaining computer software programs are recognized as an expense as incurred. Internally generated software development costs recognized as intangible assets are carried at cost less any accumulated amortization on a straight-line basis over 3 years after being available for commercial release. These assets are subject to impairment testing.

Impairment of non-financial assets

The Company reviews goodwill and indefinite life intangible assets for impairment annually, or when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. The Company reviews the carrying amounts of its finite life non-financial assets, when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit (“CGU”) or group of CGUs to which the asset belongs. For the purpose of impairment testing, goodwill is allocated to each of the Company’s CGUs or group of CGUs that are expected to benefit from the synergies of the acquisitions.

Recoverable amount is the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). In assessing VIU, the estimated future cash flows to be derived from continuing use of the asset or cash generating unit are discounted to their present value using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset. FVLCD is the price that would be received to sell an asset or cash generating unit in an orderly transaction between market participants at the measurement date, less the costs of disposal. When a binding sale agreement is not available, FVLCD is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount.

An impairment loss is recognized immediately in the consolidated statements of loss and comprehensive loss. With the exception of goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset (cash generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

Income taxes

Current and deferred taxes are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in the consolidated statements of loss and comprehensive loss or in equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Segment information

The Company’s Chief Executive Officer has been identified as the Chief Operating Decision Maker (the “CODM”) with respect to segmented information disclosures. The CODM represents the appropriate level of management to analyze and determine the distinct operating segments of the Company. The CODM examines the Company’s performance both from a product and geographic perspective and has identified two reportable segments of its business, namely the US and the Canadian operations.

Financial instruments

Recognition and initial measurement

Financial assets and financial liabilities, including derivatives, are recognized in the consolidated statements of financial position when the Company becomes a party to the contractual provisions of a financial instrument or non-financial derivative contract. All financial instruments are measured at fair value on initial recognition. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as fair value through profit or loss (“FVTPL”), are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in the consolidated statements of loss and comprehensive loss.

Classification and subsequent measurement

The Company classifies financial assets, at the time of initial recognition, according to the Company’s business model for managing the financial assets and the contractual terms of the cash flows. Financial assets are classified in the following measurement categories:

a)amortized cost
b)fair value through profit or loss (FVTPL), or
c)fair value through other comprehensive income (FVTOCI).

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

Financial assets are subsequently measured at amortized cost if both the following conditions are met and they are not designated as FVTPL:

a)the financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows; and
b)the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are subsequently measured at amortized cost using the effective interest rate method, less any impairment, with gains and losses recognized in the consolidated statements of loss and comprehensive loss in the period that the asset is derecognized or impaired. All financial assets not classified as amortized cost as described above are measured at FVTPL or FVTOCI depending on the business model and cash flow characteristics.

The Company has no financial assets measured at FVTPL or FVTOCI. Financial assets classified and subsequently measured at amortized cost include cash, trade receivables and purchase consideration receivable.

Financial liabilities are classified into one of the following measurement categories:

a)amortized cost; or
b)fair value through profit or loss (FVTPL).

The redemption liability is classified as FVTPL. Financial liabilities not at FVTPL are subsequently measured at amortized cost using the effective interest rate method with gains and losses recognized in statements of loss and comprehensive loss in the period that the liability is derecognized. Financial liabilities classified and subsequently measured at amortized cost include accounts payable and accrued liabilities, loan payable, lease liabilities and purchase consideration payable (refer to note 11). Financial liabilities classified and subsequently measured at FVTPL include the redemption liability (refer to note 13).

Impairment of financial instruments

For trade accounts receivable, the Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9 - Financial Instruments, which requires the use of the lifetime expected loss provision for all trade receivable based on the Company’s historical default rates over the expected life of the accounts receivable and is adjusted for forward-looking estimates. The methodologies and assumptions, including any forecasts of future economic conditions, are reviewed regularly.

All individually significant receivables are assessed for impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for impairment. Receivables that are not individually significant are collectively assessed for impairment by grouping together loans receivable with similar risk characteristics.

Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are recognized in the consolidated statements of loss and comprehensive loss.

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, canceled or expired. Generally, the difference between the carrying amount of the financial liability

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of loss and comprehensive loss.

Fair value measurement

The Company classifies its fair value measurements and disclosures using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. Fair value determination is classified within a three-level hierarchy, based on observability of significant inputs, as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 - Unobservable inputs for the asset or liability. Inputs into the determination of the fair value require management judgment or estimation.

If different levels of inputs are used to measure a financial instrument’s fair value, the classification within the hierarchy is based on the lowest level of input that is significant to the fair value measurement. Changes to valuation methods may result in transfers into or out of an investment’s assigned level.

Equity

The common and preferred shares of the Company are classified as equity. Costs, such as commissions, professional fees and regulatory fees directly attributable to issuance of common and preferred shares are deducted from the proceeds of equity offerings.

The value of the share capital issued as consideration is based on the stock trade value or is valued at the time the risk and rewards of ownership of the asset are transferred to the Company or the Company's liability is extinguished. Contributed surplus includes the fair value of warrants, stock options and DSUs issued. Accumulated other comprehensive income includes the impact of foreign exchange translation into the Company’s presentation currency.. Costs, such as commissions, professional fees and regulatory fees directly attributable to issuance of these items are deducted from the proceeds.

Leases

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

•Leases of low value assets; and
•Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

•Amounts expected to be payable under any residual value guarantee;
•The exercise price of any purchase option granted if it is reasonably certain to assess that option; and

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
•Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

•Lease payments made at or before commencement of the lease;
•Initial direct costs incurred; and
•The amount of any provision recognised where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortized over the remaining (revised) lease term.

Share-based payments

Options and warrants

The Company records equity settled share-based payments for the granting of stock options and warrants granted using the fair value method whereby all awards to employees and consultants are recorded at the fair value of each stock option or warrant at the date of the grant using the Black-Scholes option pricing model. The fair value of the stock options is amortized over the vesting period with a corresponding increase in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of options expected to eventually vest. Any consideration paid by the option or warrant holders to purchase shares is credited to share capital and the related share-based payment expense is transferred from contributed surplus to share capital.

Restricted share units

Restricted Share Units (“RSUs”) may be granted to independent directors or employees of the Company. A RSU represents the right to receive a common share of the Company at vesting, subject to the determination of the Company’s Board of Directors. RSUs are equity settled. The RSUs vest over a period of time as established by the Board. The vesting of the RSUs cannot be deferred by the holder beyond the term from the initial date of grant.

The fair value and vesting terms for RSUs granted are specific to each individual grant as determined and approved by the Board of Directors. The fair value of the RSUs is calculated on the date of grant and is expensed over the vesting period specific to the grant. The fair value of RSUs is determined by reference to the Company’s share price when the units are awarded.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
Deferred share units

Deferred Share Units (“DSUs”) may be granted to independent directors of the Company. A DSU represents the right to receive a common share of the Company and vests when the director leaves the Board of Directors. DSUs are equity settled. DSUs must be retained until the director leaves the Board of Directors.

The fair value for DSUs granted are specific to each individual grant as determined and approved by the Board of Directors. The fair value of the DSUs is calculated on the date of grant and expensed over the estimated vesting period. The fair value of DSUs is determined by reference to the Company’s share price when the units are awarded.

Government assistance

The Company recognises a government grant when there is reasonable assurance that the Company will comply with any conditions attached to the grant and the grant will be received. Government grants are recognised in the consolidated statements of loss and comprehensive loss as other income on a systematic basis over the periods in which the entity recognises as expenses the related costs for which the grants are intended to compensate.

If the fair value of a government loan at initial recognition differs from the transaction price, the loan is discounted using an interest rate based on an identical asset or liability in a quoted market, or using a valuation technique based on observable markets. The discounted component which represents the benefit of a government loan at a below-market rate of interest is treated as a government grant. The loan shall be recognised and measured in accordance with IFRS 9.

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets and liabilities assumed, all measured as of the acquisition date.

Consideration transferred includes the fair value of the assets transferred (including cash), the liabilities incurred by the Company on behalf of the acquiree, any contingent consideration and any equity interests issued by the Company. Transaction costs, other than those associated with the issuance of debt or equity securities that the Company incurs in connection with a business combination, are expensed as incurred.

The acquisition date is the date when the Company obtains control of the acquiree. Contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as a liability is re-measured at subsequent reporting dates in accordance with the criteria and guidance provided under IFRS with corresponding gain or loss recorded in the consolidated statements of loss and comprehensive loss.

Acquisition-related costs are expensed as incurred and are included in professional fees.

Non-controlling interests

The Company recognizes non-controlling interests in an acquired entity at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Aspire Health Concepts Inc., the Company elected to recognize the non-controlling interests at fair value. Non-controlling interests holders will receive their income or loss proportionate to the voting rights. Non-controlling interests in the results and equity of

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of loss and comprehensive loss and consolidated statements of changes in shareholders' equity, respectively.

Redemption liability

The Company recognizes the redemption liability at fair value in the consolidated statements of financial position. The redemption liability will subsequently be remeasured in future periods, with the changes going through the consolidated statements of loss and comprehensive loss.

Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component of the Company represents a strategic shift that will impact the Company’s operations and financial results, and where the operations and cash flows can be distinguished\ from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the consolidated financial statements and the notes to the consolidated financial statements, unless otherwise noted.

Significant accounting judgments and estimates

Application of accounting policies requires management to use estimates and judgments that can have significant effect on the revenues, expenses, comprehensive income, assets and liabilities recognized and disclosures made in the consolidated financial statements.

Management’s best estimates concerning the future are based on the facts and circumstances available at the time estimates are made. Management uses historical experience, general economic conditions and assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically, and the effects of any changes are recognized immediately. Actual results could differ from the estimates used.

The following areas require significant estimates or judgment by management.

Revenue

When the Company recognizes revenue, management is required to make estimates based on the estimated collectible amounts from patients and third party payers. Estimates of contractual allowances and the transaction prices are based on the terms specified in the related contractual agreements, negotiated rates and historical and expected payment patterns.

Redemption Liability

The redemption liability relates to the put option of the non-controlling interests of Aspire and is measured at fair value.

The calculation of the fair value of the redemption liability requires the estimation of future earnings before income taxes, depreciation and amortization, a discount rate, the probability of certain outcomes being achieved

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
with multiples and weighted probabilities, and an expected life. The estimates result in a Level 3 classification in the fair value hierarchy.

Business combinations

When the Company completes an acquisition, management is required to make judgments to determine whether the acquisition meets the definition of a business in accordance with IFRS 3 – Business Combinations.

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at the date of acquisition at their respective fair values. The fair value of intangible assets identified are determined using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows.

In addition, the Company may provide contingent consideration as part of the purchase price for acquisitions of businesses and/or assets. Management is required to make judgments and estimates of the future performance of the acquired business and/or assets in order to determine the amount of contingent consideration to be recognized at the date of acquisition and at each subsequent reporting date.

Impairment of non-financial assets

The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. It also reviews annually non-financial assets with an indefinite life for impairment. If the recoverable amount of the respective non-financial asset is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, the Company makes assumptions about future events and circumstances. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Refer to Note 10 for further information.

Control of subsidiaries via contractual arrangements

The Company applies judgment in concluding control over its subsidiaries where it holds a 0% interest in the majority of voting rights. The Company does not own certain subsidiaries due to corporate practice of medicine doctrine and contracts for healthcare provider services for its members through administrative agreements with these subsidiaries and controls them through succession agreements with the providers.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods except the below amendments:

Amendments to IAS 1 - Presentation of financial statements (“IAS 1”)

The amendments affect only the presentation of liabilities in the consolidated statements of financial position — not the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items. They clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The effective date of the amendments to IAS is on or after January 1, 2023, earlier application of the is

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
permitted. The Company is currently evaluating the impact this standard will have on the Company’s consolidated financial statements.

4. Share consolidation

On May 28, 2021, the Company completed a consolidation (“Share Consolidation”) of its share capital on the basis of five existing common shares for one new common share. As a result of the Share Consolidation, the 190,802,347 common shares issued and outstanding as at that date were consolidated to 38,160,473 common shares outstanding. The Share Consolidation was previously approved by the shareholders at the Annual General Meeting held on February 22, 2021. All information in these consolidated financial statements is presented on a post-Share Consolidation basis, including comparatives.

5. Acquisitions

a) Acquisition of MCM

On October 6, 2020 (the “Closing Date”), the Company acquired 100% of the voting equity interests of Texas-based primary care services clinic group Maverick County Medical Family Center (“MCM”), P.A. The Company determined that the acquisition was a business combination under IFRS 3 – Business Combinations (IFRS 3) and was accounted for by applying the acquisition method. The goodwill acquired is associated with the MCM’s workforce and is expected to be fully deductible for tax purposes.

The aggregate purchase consideration comprised the following:

•$498 (US$375) cash paid on Closing Date.
•$498 (US$375) cash due in six months after the Closing Date. The amount was discounted to its present value and initially recorded at $470 (US$354) on the Closing Date using an effective interest rate of 12%.
•Details of the movements in the purchase consideration payable are as follows:

	Year ended
	December 31, 2021	December 31, 2020
		$
Balance, beginning of period	464	—
Addition	—	470
Paid in cash	(471)	—
Accretion	13	14
Foreign exchange translation gain	(6)	(20)
Balance, end of year	—	464

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
The allocated purchase price calculation is as follows:

$
Consideration - cash	968
Lease liabilities	27
Accounts payable and accrued liabilities	146
Total consideration	1,141

Identifiable assets acquired
Customer relationships	677
Non-compete clause	19
Cash	75
Trade receivables	71
Right of use assets	27
Total identifiable assets acquired	869
Total goodwill	272
Total assets	1,141

b) Acquisition of JMC

On October 27, 2020 (the “Closing Date”), the Company acquired 100% of the identified assets of Washington-based primary care services group Michael R. Jackson, M.D., P.S.(“JMC”). The Company determined that the acquisition was a business combination under IFRS 3 and was accounted for by applying the acquisition method, The goodwill acquired is associated with the JMC workforce and is expected to be fully deductible for tax purposes.

The Company paid a total cash consideration of $388 (US$295). The allocated purchase price calculation is as follows:

$
Consideration - cash	388
Lease liabilities	82
Accounts payable and accrued liabilities	144
Total consideration	614

Identifiable assets acquired
Customer relationships	260
Cash	80
Trade receivables	64
Right of use assets	82
Total identifiable assets acquired	486
Total goodwill	128
Total assets	614

c) Acquisition of HRM

On December 30, 2020 (the “Closing Date”), the Company acquired 100% of the membership interest in Tennessee-based pain management and primary care clinic group Healthcare Resource Management (“HRM”) LLC, which operates a licensed pain management clinic Perimeter Pain, P.C. (“Perimeter”). The Company determined that the acquisition was a business combination under IFRS 3. The goodwill acquired is associated with the HRM’s workforce and is expected to be fully deductible for tax purposes.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

The aggregate purchase consideration comprises the following:

•$987 cash (US$773) paid on Closing Date
•Contingent consideration of $124 (US$97) payable in cash upon receipt of the forgiveness decision on HRM's Small Business Administration (“SBA”) Paycheck Protection Program loan. Upon receipt of the forgiveness decision, the SBA loan amount less any amount which is not forgiven will be paid. The amount was recognised at the fair value of $62 (US$48) on the Closing Date.
•Details of the movements in the purchase consideration payable are as follows:

	Year ended
	December 31, 2021	December 31, 2020
		$
Balance, beginning of year	62	—
Addition	—	62
Paid in cash	(62)	—
Balance, end of year	—	62

The allocated purchase price calculation is as follows:

$
Consideration - cash	987
Consideration - contingent consideration	62
Lease liabilities	393
Accounts payable and accrued liabilities	14
Total consideration	1,456

Identifiable assets acquired
Customer relationships	702
Non-compete clause	20
Cash	15
Trade receivables	89
Right of use assets	393
Total identifiable assets acquired	1,219
Total goodwill	237
Total assets	1,456

d) Acquisition of APEX

On January 4, 2021 (the "Closing Date"), the Company acquired 100% of the voting equity interests of Colorado based primary care services clinic group Apex Family Medicine, LLC (“APEX”). The Company determined that the acquisition was a business combination under IFRS 3. The goodwill acquired is associated with the APEX’s workforce and is expected to be fully deductible for tax purposes.

The aggregate purchase consideration comprises the following:

•$1,241 (US$974) cash paid on Closing Date.
•$1,116 (US$875) cash payable in two installments over a 6-month period. The amount was discounted to its present value and initially recorded at $1,073 on the Closing Date using an effective interest rate of 11.2%. Subsequently on July 6, 2021, the Company paid the second installment of $545 (US$438).

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
•Details of the movements in the purchase consideration payable are as follows:

Year ended
December 31, 2021
$
Balance, beginning of year	—
Addition	2,314
Paid in cash	(2,334)
Accretion	42
Foreign exchange translation gain	(22)
Balance, end of year	—

The allocated purchase price calculation is as follows:

$
Consideration - cash	2,314
Lease liabilities	118
Accounts payable and accrued liabilities	37
Total consideration	2,469

Identifiable assets acquired
Customer relationships	1,403
Non-compete clause	22
Cash	37
Trade receivables	125
Right of use assets	118
Total identifiable assets acquired	1,705
Total goodwill	764
Total assets	2,469

Operating results have been included in these consolidated financial statements from the Closing Date. APEX’s revenue and net income for the period from the Closing date of acquisition to December 31, 2021 included in the consolidated statements of loss and comprehensive loss are $1,333 and $18 respectively.

e) Acquisition of RCMA

On February 3, 2021 (the "Closing Date"), the Company acquired 100% of the voting equity interests of River City Medical Associates (“RCMA”), Inc., a Florida corporation. The Company determined that the acquisition was a business combination under IFRS 3. The goodwill acquired is associated with the RCMA’s workforce and is expected to be fully deductible for tax purposes.

The aggregate purchase consideration comprises the following:

•$288 (US$225) cash paid on Closing Date.
•$139 (US$109) cash payable within 120 days after the Closing Date being the amount withheld from the purchase consideration for liabilities prior to closing date. The amount was discounted to its present value and initially recorded at $137 (US$107) on the Closing Date using an effective interest rate of 10.9%. On April 27, 2021, the Company released $135 from the escrow account (US$109).
•$2,812 (US$2,200) funds held in an escrow account to be released once the conditions stipulated in the Transition Services Agreement have been complied with within two months after the Closing Date. Subsequently, on April 22, 2021, the Company released $2,750 from the escrow account (US$2,200)

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
•74,833 common shares in the Company valued at 10-day VWAP of $6.39 per share amounting to $478 (US$373) to be issued on the Closing Date. The amount was recognized at the fair value of the consideration amounting to $492 (US$385) on the Closing Date.
•Variable number of common shares in the Company amounting to $1,908 (US$1,493) to be issued in five equal installments within 15 months after the Closing Date. The number of shares will be determined based on the share price on each installment date. Refer to note 18 for details on shares issued. The amount was discounted to its present value and initially recorded at $1,892 (US$1,480) on the Closing Date using an effective interest rate of 15%.
•Details of the movements in the purchase consideration payable are as follows:

Year ended
December 31, 2021

Balance, beginning of period	—
Addition	5,621
Paid in cash	(3,173)
Paid in shares	(1,588)
Accretion	25
Foreign exchange translation gain	(111)
Balance, end of period	774

The allocated purchase price calculation is as follows:

$
Consideration – cash	3,237
Consideration – shares	2,384
Lease liabilities	3,800
Accounts payable and accrued liabilities	217
Total consideration	9,638

Identifiable assets acquired
Customer relationships	3,618
Brand and trademarks	706
Non-compete clause	56
Cash	217
Property, plant and equipment	32
Right of use assets	3,800
Total identifiable assets acquired	8,429
Total goodwill	1,209
Total assets	9,638

Operating results have been included in these consolidated financial statements from the Closing Date. RCMA’s revenue and net income for the period from from the Closing date of acquisition to December 31, 2021 included in the consolidated statements of loss and comprehensive loss are $6,654 and $841, respectively.

f) Acquisition of Rocky Mountain

On April 5, 2021 (the "Closing Date"), the Company acquired 100% of the voting equity interests of Colorado based Primary Care Clinic Group, Rocky Mountain. The Company determined that the acquisition was a business combination under IFRS 3. The goodwill acquired is associated with Rocky Mountain’s workforce and is expected to be fully deductible for tax purposes.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
The aggregate purchase consideration comprises the following:

•$10,635 (US$8,491) cash paid on Closing Date.
•$2,067 (US$1,650) cash payable in three equal installments over two years from the Closing Date. The amount was discounted to its present value and initially recorded at $1,829 (US$1,460) on the Closing Date using an effective interest rate of 11.4%.
•$641 (US$512) cash payable on account of working capital true-up.
•Details of the movements in the purchase consideration payable are as follows:

Year ended
December 31, 2021

Balance, beginning of year	—
Addition	13,105
Paid in cash	(10,635)
Accretion	153
Foreign exchange translation gain	31
Balance, end of year	2,654

The allocated purchase price calculation is as follows:

$
Consideration – cash	13,105
Lease liabilities	5,453
Accounts payable and accrued liabilities	2,508
Total consideration	21,066

Identifiable assets acquired
Customer relationships	2,893
Brand and trademarks	3,238
Cash	753
Trade receivables	2,675
Prepaid expenses	235
Property, plant and equipment	295
Right of use assets	6,322
Total identifiable assets acquired	16,411
Total goodwill	4,655
Total assets	21,066

Operating results have been included in these consolidated financial statements from the Closing Date. Rocky Mountain’s revenue and net loss for the period from the Closing date of acquisition to December 31, 2021 included in the consolidated statements of loss and comprehensive loss is $12,716 and $2,637, respectively.

g) Acquisition of Doctors Center

On June 23, 2021 (the "Closing Date"), the Company acquired 100% of the voting equity interests of Florida based primary care group Doctors Center Inc.. The Company determined that the acquisition was a business combination under IFRS 3. The goodwill acquired is associated with the Doctors Center workforce and is expected to be fully deductible for tax purposes. There was a holdback payment to a medical doctor in the amount of $694 (US$560), payable in two installments of $347 (US$280) at the 6 and 12 month anniversaries of

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
the Closing Date, provided the medical doctor continues to be an employee of the Company. No value was assigned to the non-compete clause and the payments will be expensed in the period paid.

The aggregate purchase consideration comprises the following:

•$2,654 (US$2,160) cash paid on the Closing Date.
•$98 (US$80) cash payable within the next 12 months.
•Details of the movements in the purchase consideration payable are as follows:

Year ended
December 31, 2021
$
Balance, beginning of year	—
Addition	2,752
Paid in cash	(2,754)
Foreign exchange translation loss	2
Balance, end of year	—

The allocated purchase price calculation is as follows:

$
Consideration – cash	2,752
Lease liabilities	2,869
Accounts payable and accrued liabilities	71
Total consideration	5,692

Identifiable assets acquired
Customer relationships	1,499
Brand and trademarks	463
Cash	71
Property, plant and equipment	164
Right of use assets	2,869
Total identifiable assets acquired	5,066
Total goodwill	626
Total assets	5,692

Operating results have been included in these consolidated financial statements from the Closing Date. Doctors Center’s revenue and net loss for the period from the Closing date of acquisition to December 31, 2021 included in the consolidated statements of loss and comprehensive loss are $1,751 and $704, respectively.

h) Acquisition of ACO Partners

On July 13, 2021 (the "Closing Date"), the Company acquired 100% of the voting equity interests of ACO Partners LLC, a new Accountable Care Organization (“ACO”) that will begin participating in the Medicare Shared Savings Program offered by the Centers for Medicare and Medicaid Services (“CMS”) effective January 1, 2022. The total cash consideration of $313 (US$250) was to be paid as follows:

•$78 (US$63) cash on Closing Date
•$78 (US$63) cash payable contingent on receiving approval on Phase 1 of the pending ACO application to the CMS by January 31, 2022
•$157 (US$124) cash payable contingent on receiving final approval of the pending ACO application to the CMS by January 31, 2022

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

The Company determined it would not receive approval on the ACO application to the CMS by January 31, 2022. The cash paid on Closing Date of $78 (US$63) has been written off as of December 31, 2021 and no further amounts are payable.

i) Acquisition of Aspire Care

On September 16, 2021 (the "Closing Date"), the Company acquired 70% of the voting equity interests of Pennsylvania based primary care group Aspire Health Concepts, Inc. (“Aspire Care”). The Company determined that the acquisition was a business combination under IFRS 3. The goodwill acquired is associated with Aspire Care workforce and is expected to be fully deductible for tax purposes.

The aggregate purchase consideration comprises the following:

•$1,869 (US$1,475) cash paid on the Closing Date.
•$127 (US$100) cash payable within the next 9 months.
•Details of the movements in the purchase consideration payable are as follows:

Year ended
December 31, 2021

Balance, beginning of year	—
Addition	1,996
Paid in cash	(1,869)
Accretion	4
Balance, end of year	131

The allocated purchase price calculation is as follows:

$
Consideration – cash	1,996
Lease liabilities	1,371
Non-controlling interests	552
Accounts payable and accrued liabilities	564
Total consideration	4,483

Identifiable assets acquired
Customer relationships	482
Brand and trademarks	580
Cash	564
Property, plant and equipment	324
Right of use assets	1,371
Total identifiable assets acquired	3,321
Total goodwill	1,162
Total assets	4,483

Operating results have been included in these consolidated financial statements from the Closing Date. Aspire Care’s revenue and net income for the period from the Closing date acquisition to December 31, 2021 included in the consolidated statements of loss and comprehensive loss are $1,952 and $530, respectively.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
If all current year acquisitions had occurred on January 1, 2021, management estimates that consolidated revenue would have increased by $11,449 and net loss would have increased by $178 for the year ended December 31, 2021.

6. Purchase consideration payable

	December 31, 2021	December 31, 2020
	$	$
HRM	—	62
MCM	—	464
RCMA	774	—
Rocky Mountain	2,654	—
Aspire Care	131	—
	3,559	526

Allocated as:	$	$
Current	2,951	526
Non-current	608	—
	3,559	526

7. Trade and other receivables

	December 31, 2021	December 31, 2020
	$	$
Trade receivables	6,215	287
Harmonized sales tax recoverable	568	192
Security deposits	118	50
	6,901	529

Allocated as:	$	$
Current	5,858	529
Non-current	1,043	—
	6,901	529

The lifetime expected credit loss allowance for impairment is estimated based on the Company’s historical loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current as well as forecast direction of conditions. As at December 31, 2021, an expected credit loss of $887 has been recognized (December 31, 2020 - $nil).

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
8. Property, plant and equipment

	Furniture	Vehicles	Computer Hardware	Leaseholds	Equipment	Total
	$	$	$	$	$	$
Cost
As at January 1, 2020	116	22	113	66	48	365
Additions	15	—	5	—	11	31
Net exchange differences	(2)	—	(2)	(1)	(1)	(6)
As at December 31, 2020	129	22	116	65	58	390
Additions	57	—	73	60	128	318
Acquisitions	91	—	14	587	123	815
Disposal (Note 14)	(75)	(22)	(127)	(65)	—	(289)
Net exchange differences	3	—	2	8	4	17
As at December 31, 2021	205	—	78	655	313	1,251

Amortization
As at January 1, 2020	55	14	47	36	31	183
Depreciation	40	8	39	23	16	126
Net exchange differences	(2)	(1)	(2)	(2)	—	(7)
As at December 31, 2020	93	21	84	57	47	302
Depreciation	90	—	59	198	115	462
Disposal (Note 14)	(75)	(21)	(125)	(66)	—	(287)
Net exchange differences	2	—	3	2	1	8
As at December 31, 2021	110	—	21	191	163	485

Net book value
As at December 31, 2020	36	1	32	8	11	88
As at December 31, 2021	95	—	57	464	150	766

9. Right-of-use assets and lease liabilities

Right of use assets

Premises leases	December 31, 2021	December 31, 2020
	$	$
Beginning balance	1,325	1,532
Additions	2,635	—
Disposal (Note 14)	(361)	—
Acquisitions	14,480	758
Depreciation	(2,176)	(799)
Lease incentives	(23)	—
Impairment	(303)	—
Cancellation	—	(159)
Net exchange differences	118	(7)
Ending balance	15,695	1,325

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

Lease liabilities

	December 31, 2021	December 31, 2020
	$	$
Beginning balance	1,423	1,653
Additions	2,635	—
Disposal (Note 14)	(429)	—
Acquisitions	13,611	758
Interest expense	1,045	166
Lease payments	(2,527)	(959)
Cancellations	—	(187)
Net exchange differences	117	(8)
Ending balance	15,875	1,423

Allocated as:	$	$
Current	1,347	619
Non-current	14,528	804
	15,875	1,423

When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate. The weighted-average interest rate applied ranges from 8.8% to 12%.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
10. Goodwill and other intangible assets

	Goodwill	Customer relationships	Brand and trademarks	Non-compete clause	Computer software	Total intangible assets
	$	$	$	$		$
Cost
Balance, January 1, 2020	1,635	2,525	2,598	9	2,958	8,090
Additions	638	1,639	—	39	658	2,336
Net exchange differences	(49)	(88)	(52)	(1)	—	(141)
Balance, December 31, 2020	2,224	4,076	2,546	47	3,616	10,285
Additions	—	—	—	—	259	259
Disposal (Note 14)	(1,623)	(2,506)	(2,579)	(8)	—	(5,093)
Acquisition	8,416	9,895	4,987	78	—	14,960
Net exchange differences	81	69	81	(1)	—	149
Balance, December 31, 2021	9,098	11,534	5,035	116	3,875	20,560

Amortization and impairment
Balance, January 1, 2020	—	810	—	—	1,646	2,456
Amortization	—	558	—	—	841	1,399
Net exchange differences	—	(44)	—	—	—	(44)
Balance, December 31, 2020	—	1,324	—	—	2,487	3,811
Amortization	—	2,211	—	26	610	2,847
Disposal (Note 14)		(1,774)	—	—	—	(1,774)
Impairment	357	732		16		748
Net exchange differences	2	55	—	—	—	55
Balance, December 31, 2021	359	2,548	—	42	3,097	5,687

Net book value
As at December 31, 2020	2,224	2,752	2,546	47	1,129	6,474
As at December 31, 2021	8,739	8,986	5,035	74	778	14,873

Impairment testing for goodwill, customer relationships, brand and trademarks & non-compete clause

For the purpose of annual impairment testing, goodwill is allocated to the group of CGUs expected to benefit from the synergies of the business combinations in which the goodwill arises as set out below and is compared to their recoverable amounts as at December 31, 2021 and 2020. The Company has determined that its CGUs or groups of CGUs are MCM, JMC, HRM, Florida (RCMA and Doctors Center), Colorado (Apex and Rocky Mountain) and Aspire.

As at December 31, 2021, the recoverable amount was greater than the carrying amount across all CGUs or groups of CGUs, with the exception of HRM and JMC, as detailed below:

December 31, 2021	Carrying amount	Recoverable amount	Impairment loss
	$	$	$
JMC	395	58	(337)
HRM	1,203	132	(1,071)
	1,598	190	(1,408)

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

The impairment loss related to JMC and HRM included an impairment of a right-of-use asset in the amount of $303 ($26 and $277, respectively).

As at December 31, 2020, the recoverable amount was greater than the carrying amount across all CGUs.

The Company has used FVLCD as the basis for the determination of the recoverable amount of the CGU for the year ended December 31, 2021 and value-in-use (VIU) for the year ended December 31, 2020. The present value of the expected cash flows from the CGUs are determined by applying a suitable discount rate reflecting current market assessments of the time value of money and the risks specific to the CGU. Projected future cash flows are based on operating profit growth rates for each CGU.

Key assumptions:

December 31, 2021
	Growth rate	Terminal	Discount rate
MCM	3.00%	2.00%	32.00%
Colorado	3.00%-5.00%	2.00%	19.50%
Florida	3.00%	2.00%	21.50%
Aspire	5.00%	2.00%	20.00%

For HRM, the Company terminated the administrative services agreement in December 2021 and JMC is expected to shut down operations in April 2022. As a result, all assets, with the exception of cash and trade receivables expected to be recovered, have been impaired for both as at December 31, 2021.

December 31, 2020
	Growth rate	Terminal	Discount rate
Canna Care Docs	2.00%	2.00%	18.50%
MedEval	2.00%	2.00%	19.50%
NJAM	2.00%	2.00%	19.50%
ROSH	2.00%	2.00%	19.50%
Maverick	2.00%	2.00%	29.70%
JMC	2.00%	2.00%	27.50%
HRM	2.00%	2.00%	30.60%

Growth rates

The CGU or group of CGUs profit growth rates are based on management’s best estimates considering historical and expected operating plans, strategic plans, economic considerations and the general outlook for the industry and markets in which the segment operates.

Discount rate

The discount rate reflects appropriate adjustments relating to market risk and specific risk factors of the CGU or group of CGUs.

Sensitivity to changes in assumptions

The following table presents a sensitivity analysis to show the impact on impairments for changes in certain assumptions:

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

December 31, 2021	Discount rate		Terminal
	+2%	-2%	+1%	-1%
		$		$
MCM	55	(54)	10	(10)
Colorado	2,443	(2,443)	611	(540)
Florida	1,492	(1,529)	270	(241)
Aspire	410	(410)	122	(109)
	4,400	(4,436)	1,013	(900)

11. Accounts payable and accrued liabilities

	December 31, 2021	December 31, 2020
	$	$
Accounts payable	1,556	486
Accrued liabilities	5,131	638
	6,687	1,124

12. Promissory note

On December 19, 2017 (the “Closing Date”), the Company entered into an acquisition transaction with Canna Care Docs. As part of the purchase consideration, the Company issued a promissory note in the amount of US$2,500 (“Canna Care Note”). The note was discounted to its present value and initially recorded at $3,017 (US$2,336) on the closing date using an effective interest rate of 7%. The note was repayable on, and interest free up to, December 19, 2018 after which date interest of 15% per annum was charged. The note was secured by the purchased assets of Canna Care Docs.

On December 19, 2018, the Company repaid the full amount of the Canna Care Note with the proceeds from the issuance of a promissory note to Merida Capital Partners (“Merida”) (“Merida Note”). On December 19, 2018, the Company issued the Merida Note and Merida advanced to the Company funds amounting to US$2,400. The Merida note bore interest at 12% per annum and was due 18 months from the issuance date. The Merida Note contained an option to convert the Merida Note to a convertible debenture that would permit the conversion of the underlying liability to common shares (“Merida Option”). The Merida Option expired on January 20, 2019 and the interest rate also increased to 15% per annum on that date. The Merida Note was measured at fair value on issuance and the Company elected to carry the note at FVTPL. In measuring the fair value of Merida Note, the Company used the Monte Carlo valuation technique.

On June 24, 2019, the Company entered into an Amended and Restated Promissory Note with Merida Capital Partners II LP (“Merida”), whereby the Company promised to pay Merida US$3,000 (the “Merida Note II”). The Merida Note II bore interest at 12.0% per annum and was due on December 24, 2020. The interest on Merida Note II was payable quarterly through the issuance of common shares of the Company at a price per share equal to the 30 day volume weighted average price of the Company's common shares traded on the Canadian Securities Exchange ending on the applicable quarterly interest payment date, less a discount of 18%.

The Merida Note II was measured at fair value on the issuance date and the Company elected to carry the note at FVTPL. In measuring the fair value of the Merida Note II, the Company used the Monte Carlo valuation technique.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
During the year ended December 31, 2020, 243,751 common shares were issued and interest expense amounting to $113 was recorded on the Merida Note II and 242,689 common shares were issued for the interest amount. The Company also recorded a loss on change in fair value of $312 on the Merida Note II during the year ended December 31, 2020.

On June 17, 2020, the Company entered into an amended and restated promissory note (the “Merida Note III”), which amended the terms of the promissory note originally issued by the Company on December 20, 2018 and amended on June 24, 2019. Under the terms of the Merida Note III, the principal amount of US $3,000 would become payable on December 24, 2022 (previously due on December 24, 2020), carry an annual interest rate of 8% (previously 12%), payable, at the Company's option, either in cash or in common shares of the Company. If interest is paid in common shares, the number of shares will be calculated at a price per share equal to the 30-day volume weighted average trading price of the Company's common shares, less a 10% discount. Additionally, if at any time prior to the maturity date, the closing price of the Company's common shares is equal to or greater than $1.50 for 20 consecutive trading days, then the outstanding amounts owed under the Amended Note will be converted into that number of common shares obtained by dividing:

A.the Canadian dollar equivalent of the sum of:
•the principal amount of US $3,000 and
•the unpaid accrued interest owing up to the conversion date, by

B.the volume-weighted average closing price of the Company's common shares during such 20 consecutive trading day period, less a discount of 10%.

The Merida Note III is effective as of April 1, 2020. As consideration for the amendments, the Company issued warrants entitling the holder to purchase up to 600,000 common shares at an exercise price of $0.70 per common share during the period commencing on the first anniversary of date of issuance of the warrants and ending three years from such issuance date. The fair value of the warrants was estimated using the Black-Scholes option pricing model at $0.70 per warrant, based on the following assumptions: underlying share price of $0.58 per share, expected annualized volatility of 110%; risk-free interest rate of 0.28%; expected dividend yield of 0%; and expected life of 3 years.

The amendment of the Merida Note II has been accounted for as an extinguishment of the Merida Note II and the issuance of the Merida Note III resulting in a gain of $295 recorded in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2020.

The Merida Note III was measured at fair value on issuance date and the Company has elected to carry the note at FVTPL. In measuring the fair value of the Note, the Company has used the Monte Carlo valuation technique. The Company recorded a loss on change in fair value of $1,872 in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2020 on Merida Note III. As per the agreement of Merida Note III, during the year ended December 31, 2020, interest expense amounting to $192 was recorded on the Merida Note III which was settled in cash.

On October 29, 2020, the Company issued 2,082,450 common shares with a fair value of $5,518 in settlement of the outstanding principal amount of US$3,000 Merida Note III. The number of shares were calculated using a negotiated share price of $1.90 which approximates the 8-day volume-weighted average closing price of the Company's common shares calculated on October 16, 2020. The fair value per share issued was $2.65 based on the stock price on the date of conversion. This resulted in a loss on debt settlement of $147 recorded in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2020.

13. Redemption liability

The redemption liability of $402 as at December 31, 2021 relates to the put option of the non-controlling interests of Aspire. The put option allows the non-controlling interests of Aspire to sell their holdings to the Company. The put option was determined by discounting future earnings before income taxes, depreciation and amortization less obligations at a discount rate of 10.5%. The inputs, including the probability of certain

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
outcomes being achieved with multiples ranging from 3 to 6, weighted probabilities ranging from 10%-70%, and an expected life of approximately 6 years, are classified as Level 3 in the fair value hierarchy. The fair value of the redemption liability was recognized on September 16, 2021 at $390, and as at December 31, 2021, the fair value was $402.

The liability is revalued each period end, with the change in fair value recorded in the consolidated statements of loss and comprehensive loss.

A 5% increase/decrease in the discount rate, a 5% increase/decrease to the EBITDA forecast and 5% increase/decrease in the probability factor will have the following impact on the fair value of the redemption liability as at December 31, 2021:

	Original	+5%	-5%
	$	$	$
Discount rate	402	308	530
EBITDA forecast	402	417	374
Probability factor	402	385	417

14. Discontinued operations

On December 15, 2021, the Company entered into an agreement with New Frontier Data to divest 100% of assets related to its legacy businesses Canna Care Docs, MedEval Clinic LLC (“MedEval”), Rae of Sunshine Health Services (“ROSH”) and New Jersey Alternative Medicine LLC ("NJAM") (“Legacy Business”). In accordance with the terms of the agreement, New Frontier Data purchased 100% of the Legacy Business for total cash consideration of $11,124 (US $8,628).

Payment terms included cash on closing of $5,157 (US $4,000), subject to customary working capital holdbacks. The remaining balance will be paid over three installments at 12 months, 18 months and 24 months from the date of closing. Purchase consideration receivable of $5,958 has been recognized as of December 31, 2021 on the consolidated statements of financial position ($2,708 current, $3,250 non-current)

The following table summarizes the assets and liabilities disposed of and the calculation of the gain on disposal:

$
Purchase price	10,549
Less:
Goodwill	1,623
Customer relationships, net	732
Brand and trademarks	2,579
Non-compete clause	8
Right-of-use assets	361
Lease liabilities	(429)
Property, plant and equipment, net	2
Inventory	32
Gain on disposal	5,641

The purchase price, subject to customary working capital holdbacks, was discounted using a rate of 9.25%. No taxes are expected to be payable as a result of the transaction.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

The financial performance information presented for the year ended December 31, 2021 and 2020 are summarized below and included in the consolidated statements of loss and comprehensive loss as net income from discontinued operations:

	Year ended
	December 31, 2021	December 31, 2020
	$	$
Revenue	10,613	12,452
Cost of sales	2,538	3,693
Salaries and wages	3,181	3,512
Office and administration	803	798
Marketing and business development	147	339
Professional fees	15	21
Rent	58	84
Depreciation and amortization	867	1,230
Accretion on purchase consideration payable, loan payable and convertible debentures	—	(28)
Interest on lease liabilities	82	131
Net income before gain on disposal	2,922	2,672
Gain on disposal	5,641	—
Net income from discontinued operations	8,563	2,672

The Company has adjusted the comparative information as a result of reporting discontinued operations in the current year. The adjustments have resulted in the following changes to the information for the year ended December 31, 2020:

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

	Year ended December 31, 2020
	Previously reported	Adjustment	Adjusted amount
Consolidated statement of loss and comprehensive loss		$	$
Revenue	13,141	(12,452)	689
Cost of sales	4,112	(3,693)	419
Gross profit	9,029	(8,759)	270
Salaries and wages	6,145	(3,512)	2,633
Office and administration	1,566	(798)	768
Marketing and business development	626	(339)	287
Professional fees	971	(21)	950
Rent	138	(84)	54
Depreciation and amortization	2,324	(1,230)	1,094
Total operating expenses	16,083	(5,984)	10,099
Loss from operations	(7,054)	(2,775)	(9,829)
Change in fair value of financial liabilities	2,156	28	2,184
Interest on lease liabilities	166	(131)	35
Net income from discontinued operations	—	2,672	2,672

Consolidated statement of cash flows
Cash used in operating activities	(1,887)	(4,033)	(5,920)
Cash used in investing activities	(2,392)	20	(2,372)
Cash provided by financing activities	23,995	758	24,753

15. Change in fair value of financial liabilities

		Year ended
		December 31, 2021	December 31, 2020
		$	$
Promissory note payable - Merida Note II	Note 12	—	312
Promissory note payable - Merida Note III	Note 12	—	1,872
Purchase consideration payable - RCMA shares issued		(158)	—
HRM escrow release		61	—
Redemption liability - Aspire	Note 13	11	—
		(86)	2,184

16. Loan payable

On April 27, 2020, the Company obtained a loan of $917 (US$653) from Citizens Bank N.A under the Paycheck Protection Program (PPP) offered by US Small Business Administration as part of COVID-19 relief measures. The loan carries an interest rate of 1% and the repayments would start from February 27, 2021 in equal monthly installments over eighteen months. The PPP program allows for the loan to be forgiven if the disbursed amount

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
is spent in accordance with specific guidelines. On December 1, 2020, the Company applied for loan forgiveness, and if approved, the loan amount would be reclassified as a government grant in the consolidated statements of loss and comprehensive loss.

The loan was measured at fair value on receipt date using effective interest rate method and the difference between the fair value and receipt amount was recorded as deferred income under accrued liabilities. This difference represents the benefit received by the Company due to reduced interest rate on the loan and over the term of the loan, this benefit will be recognized as other income in the consolidated statements of loss and comprehensive loss.

During the three and nine months ended December 31, 2021, the Company recognised an amount of $14 as other income and $20 as accretion expense on the loan. On March 30, 2021, the Company recognized $853 as other income representing the write-off of the PPP loan after receiving approval of the forgiveness application.

On June 4, 2021, the Company obtained a loan of $969 (US$782) from Aon Reed Stenhouse Inc. for Directors and Officers insurance. The amortized cost approximates fair value. The loan carries an interest rate of 3.43% and repayments started from July 4, 2021 in equal monthly payments for ten months. During the year ended December 31, 2021, the Company made payments in principal and interest of $651 and $11 respectively.

17. Income tax

The income tax expense shown in the consolidated statements of loss and comprehensive loss differs from the amounts obtained by applying statutory rates due to the following:

	Year ended
	December 31, 2021	December 31, 2020
	$	$
Statutory rate	26.5%	26.5%
Net loss before income taxes from continuing operations	(22,151)	(12,153)
Expected tax expense (recovery)	(5,870)	(3,221)
Tax rate differential for foreign taxes	(98)	(22)
Permanent differences	581	1,734
Other	352	—
Changes in deferred tax assets not recognized	5,035	1,509
	—	—

The Company's income-tax (recovery) is allocated as follows:	$	$
Current income tax	—	—
Deferred income tax	—	—
	—	—

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

Deferred Tax

The following table summarizes the components of unrecognized tax benefits:

	December 31, 2021	December 31, 2020
	$	$
Property, plant and equipment, intangible assets and goodwill	786	348
Losses carried forward	8,599	3,006
Unrealized gain	(17)	(17)
Undeducted interest	139	140
Financing costs	484	41
Losses carried forward	9,991	3,518
Deferred tax assets not recognized	(9,991)	(3,518)

The Company has non-capital losses to reduce future taxable income, benefit of which has not been recognized. If unutilized, these losses will expire as follows:

	Year	$
Canada
Expires	2034	20
	2035	104
	2036	211
	2037	429
	2038	1,390
	2039	5,768
	2040	2,867
	2041	7,056

United States
Expires	2033	26
	2036	86
	unlimited	15,171
		33,128

18. Shareholders' equity
a)Authorized share capital

Unlimited number of voting common shares without par value. 275,000 9.25% Series A Cumulative Redeemable perpetual preferred shares.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
b)Common and preferred shares issued

Common shares

	Number of common shares (000s)	Share Capital
	#	$
Balance, December 31, 2019	16,568	12,225
Private placements (i)	6,891	3,898
Bought deals (i)	5,207	19,551
Share issuance costs - cash (i)	—	(1,834)
Share issuance costs - warrant (i)	—	(988)
Shares issued in settlement of promissory note (ii)	2,082	5,518
Shares issued for services (iii)	796	659
Shares issued in settlement of accrued interest (iv)	488	230
Share issued in settlement of contingent consideration (v)	878	554
Exercise of warrants (vi)	1,734	2,791
Exercise of stock options (vi)	291	756
Shares issued in lieu of directors' fees (vii)	135	94
Balance, December 31, 2020	35,070	43,454
Bought deal (i)	1,970	13,793
Share issuance costs - cash (i)	—	(1,090)
Shares issued on acquisition (ii)	316	1,436
Vesting of RSUs issued to Directors (v)	126	224
Exercise of warrants (iii)	1,117	2,282
Exercise of stock options (iv)	534	1,351
Balance, December 31, 2021	39,133	61,450

Preferred shares

	Number of preferred shares (000s)	Share Capital
	#	$
Balance, December 31, 2020	—	—
Issuance of preferred shares (vi)	275	7,359
Share issuance costs - cash (vi)	—	(1,122)
Balance, December 31, 2021	275	6,237

2021

(i)On May 26, 2021, the Company closed a bought deal offering with a syndicate of underwriters (collectively the “Underwriters”). Pursuant to this, the Underwriters were issued, on a bought deal basis, with full

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
exercise of the Underwriters’ 15% over-allotment option, 1,970,360 common shares of the Company at a price of $7.00 per common share for gross proceeds of $13,793, less share issuance costs of $1,090.

(ii)During the year ended December 31, 2021, the Company issued 74,833 shares valued at $6.00 per share, 50,715 shares valued at $6.80 per share, 87,779 shares valued at $4.25 per share and 101,739 shares valued at $2.60 in settlement of consideration payable for the acquisition of RCMA.

(iii)During the year ended December 31, 2021, shareholders exercised 1,117,196 warrants at exercise prices with a range of $1.00 to $5.00 per share.

The fair value of the warrants exercised amounting to $817 was reclassified from contributed surplus to share capital.

(iv)During the year ended December 31, 2021, there were 534,087 stock options exercised at exercise prices with a range of $0.41 to $5.70 per share.

The fair value of the options exercised amounting to $537 was reclassified from contributed surplus to share capital.

(v)On December 13, 2021, the Company issued 125,800 RSUs at a grant price of $1.78. The RSUs immediately vested upon grant, resulting in an issuance of 125,800 common shares.

(vi)On December 6, 2021, the Company closed on the underwritten registered offering of 275,000 9.25% Series A Cumulative Redeemable perpetual preferred shares (“preferred shares”) at a price to the public of $26.76 (US$21) per share for gross proceeds of $7,359 (US$5,775), less share issuance costs of $1,122. The preferred shareholders are entitled to cumulative dividends of 9.25% and they are redeemable at the Company’s option, at a price of US$25 per share any time on or after three years from closing. The preferred shares rank, with respect to rights to the payment of dividend and distribution of assets upon the liquidation, dissolution or winding up of the Company senior to all classes or series of common shares and all other equity securities issued by the Company. They will rank junior to all existing and future indebtedness of the Company (including indebtedness convertible into common shares or other securities of the Company). Preferred share holders do not have any voting rights except to vote on creating a new class or series of preferred shares ranking senior.

During the year ended December 31, 2021, the Company declared dividends on its preferred shares which totaled $102. Dividends paid during the year ended December 31, 2021 totalled $34.

2020

(i)

Private placements

On September 25, 2020, the Company completed a non-brokered private placement for gross proceeds of $5,168 with the issuance of 6,890,728 subscription receipt units at an issue price of $0.75 per unit. Upon issuance, each subscription receipt unit automatically converted into one common share and one-half common share purchase warrant. Each whole warrant is exercisable to purchase one common share of the Company at a price of $1.00 per share for a period of two (2) years from the date of issuance.

The fair value of the 3,448,697 warrants contained in the Units issued on this date was estimated using the Black-Scholes option pricing model at $0.55 per warrant, based on the following assumptions: underlying share price of $0.88 per share, expected annualized volatility of 139%; risk-free interest rate of 0.35%; expected dividend yield of 0%; and expected life of 2 years. Out of the total gross proceeds from the private placement, the fair value of warrants amounting to $1,270 was allocated to contributed surplus.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
The Company also issued 267,558 broker warrants in combination with the closing of the subscription receipt unit financing. Each broker warrant entitles the holder to purchase one common share of the Company at a price of $1.00 per share for a period of two years from the date of issuance. The fair value of the 267,558 broker warrants issued was estimated using the Black-Scholes option pricing model at $0.55 per warrant, based on the following assumptions: underlying share price of $0.88 per share, expected annualized volatility of 139%; risk-free interest rate of 0.35%; expected dividend yield of 0%; and expected life of 2 years. In relation to the private placement, the Company also paid cash issuance cost of $180. The fair value of broker warrants and cash issuance cost was allocated to shares and warrants on a pro-rata basis based on their relative fair values.

Bought deals

On November 19, 2020, the Company closed a bought deal offering with a syndicate of underwriters and pursuant to which the Underwriters were issued, on a bought deal basis, 2,447,200 common shares of the Company at a price of $2.35 per share for aggregate gross proceeds to the Company of $5,751.

The Company also issued 174,496 broker warrants in combination with the closing of the offering. Each broker warrant entitles the holder to purchase one common share of the Company at a price of $2.35 per share for a period of two (2) years from the date of issuance. The fair value of the 174,496 broker warrants issued was estimated using the Black-Scholes option pricing model at $1.55 per warrant, based on the following assumptions: underlying share price of $2.35 per share, expected annualized volatility of 139.21%; risk-free interest rate of 0.27%; expected dividend yield of 0%; and expected life of 2 years. In relation to the bought deal, the Company also paid cash issuance cost of $756.

On December 30, 2020, the Company closed a bought deal offering with a syndicate of Underwriters pursuant to which the Underwriters were issued, on a bought deal basis, 2,760,000 common shares of the Company for aggregate gross proceeds to the Company of $13,800.

The Company also issued 154,272 broker warrants in combination with the closing of the offering. Each broker warrant entitles the holder to purchase one common share of the Company at a price of $5.00 per share for a period of two (2) years from the date of issuance. The fair value of the 154,272 broker warrants issued was estimated using the Black-Scholes option pricing model at $3.90 per warrant, based on the following assumptions: underlying share price of $5.60 per share, expected annualized volatility of 139%; risk-free interest rate of 0.2%; expected dividend yield of 0%; and expected life of 2 years. In relation to the bought deal, the Company also paid cash issuance cost of $936.

(ii)On October 29, 2020, the Company issued 2,082,450 shares valued at $2.65 per share to extinguish the Merida Note III payable.

(iii)In 2020, a total of 503,351 common shares valued between $0.40 and $0.63 were issued to the CEO and President in lieu of accrued compensation.

In 2020, 293,181 common shares valued between $0.36 and $5.70 and were issued to consultants for services rendered.

(iv)On January 28, 2020, the Company issued 243,751 common shares valued at $0.50 per share in settlement of $116 accrued interest on the Merida Note II for the quarter ended December 31, 2019.

On April 21, 2020, the Company issued 242,689 common shares valued at $0.47 per share in settlement of $113 accrued interest on Merida Note II for the quarter ended March 31, 2020. On April 21, 2020, the Company issued 1,423 common shares in the Company valued at $0.40 per share to related parties in settlement of $1 accrued interest on loan provided to the Company.

(v)On January 24, 2020, the Company executed the amended agreement with the previous owners of NJAM, whereby all contingent earn-out payments were removed in exchange for issuance of 500,000 common shares in the Company valued at $0.70 per share amounting to $350. On April 21, 2020, the Company

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
issued 176,596 common shares in the Company valued at $0.56 to the previous owners of ROSH on achievement of a milestone in accordance with the original purchase agreement amounting to $98. On June 26, 2020, the Company issued 201,316 common shares in the Company valued at $0.525 to the previous owners of ROSH on achievement of a milestone in accordance with the original purchase agreement amounting to $106.

(vi)During the year ended December 31, 2020, shareholders exercised 1,733,501 warrants at exercise prices with a range of $0.40 to $1.00. In relation to the warrants exercise, the Company also incurred cash issuance costs of $6.

The fair value of the warrants exercised amounting to $1,564 was also reclassified from contributed surplus to share capital.

During the year ended December 31, 2020, there were 291,456 stock options exercised at exercise prices with a range of $0.40 to $2.20 per share.

The fair value of the options exercised amounting to $356 was also reclassified from contributed surplus to share capital.

(vii)On January 26, 2020, the Company issued 135,000 common shares valued at $0.70 per share to Directors as compensation for their services.

Warrants

2021

During February 2021, the Company granted 700 warrants to a shareholder. These warrants are exercisable over a period of one year from the date of grant with an exercise price of $4.00, vesting immediately.

2020

During the year ended December 31, 2020, the Company issued 3,716,255 common share purchase warrants with an exercise price of $1.00.

During the year ended December 31, 2020, the Company issued 174,496 and 154,272 broker warrants with an exercise price of $2.35 and $5.00.

For consideration of the amendment of Merida Note III, the Company issued 600,000 common share purchase warrants with an exercise price of $0.70.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

	Number of Warrants (000s)	Weighted Average Exercise Price
	#	$
Balance, December 31, 2019	3,106	2.80
Exercised	(1,734)	2.15
Expired	(1,182)	2.85
Granted	4,645	1.15
Balance, December 31, 2020	4,835	1.25
Granted	1	4.00
Exercised	(1,117)	1.32
Balance, December 31, 2021	3,719	1.23

At December 31, 2021, a summary of warrants outstanding and exercisable is as follows:

Range of exercise prices	Number outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life
	#	$	Years
$0.70-$1.00	3,364	0.95	0.87
$2.35-$2.50	90	2.35	0.87
$4.00-$5.00	265	4.51	0.57
	3,719	1.23	0.85

Stock Options

2021

During February and March 2021, the Company granted 289,360 options to employees, directors and consultants. These options are exercisable over a period of 2 to 5 years from the date of grant with an exercise price ranging from $6.50 to $9.00. 153,360 options vested immediately and the rest will vest over 1 to 3 years.

During August 2021, the Company granted 372,000 options to employees. These options are exercisable over a period of 5 years from the date of grant with an exercise price of $3.90 and will vest over 0.5 to 3 years.

During December 2021, the Company granted 110,000 options to employees and consultants. These options are exercisable over a period of 1.25 to 5 years from the date of grant with an exercise price of $1.78 and will vest over 0.25 to 3 years.

2020

On April 17, 2020, the Company granted an aggregate of 412,155 options to employees and consultants. These options are exercisable over a period of 5 years from the date of grant with exercise price of $0.41 vesting over 3 years from the date of grant.

On August 4, 2020, the Company canceled 121,186 stock options granted to employees in prior years. These options were replaced by those previously granted to employees on April 17, 2020.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
On August 18, 2020, the Company granted 547,288 options to Directors. 25% of the options vest immediately at an exercise price of $0.58, 25% vest after 6 months from the date of grant at an exercise price of $0.63, 25% vest after 12 months from the date of grant at an exercise price of $0.75 and 25% vest after 18 months from the date of grant at an exercise price of $0.88

On September 18, 2020 the Company issued 120,000 options to a consultant for their services. The options are exercisable at $0.93 per share and vest 25% upon grant, 25% upon closing of a $500 private placement during September 2020 and 50% upon the share price of the Company reaching $1.50 per share for 20 consecutive days. The Company also canceled 497,027 stock options granted to Directors on November 5, 2018, which had an exercise price of $2.20 per share.

On November 27, 2020, 510,000 options were issued to consultants at an exercise price of $2.55 - $3.00 per share. 260,000 options vested fully upon grant, 200,000 options vest 50% upon grant and 50% on commencement of trading on the NASDAQ and 50,000 options vests in batches of 25% upon grant, of 3 months, 6 months and 9 months from the date of grant.

On December 2, 2020, the Company granted 635,200 options to the Directors at an exercise price of $3.85 per share. The options vested fully upon grant.

On December 9, 2020 the Company granted 20,000 options to a consultant for their services. The options are exercisable at $4.70 per share, 50% vest after one year from the date of grant and 50% vest after two years from the date of grant.

On December 14, 2020, the Company granted 100,000 options to consultants for their services. The options are exercisable at $5.55 per share and vested fully upon grant.

On December 30, 2020, the Company granted 44,676 options to Directors at an exercise price of $5.70 per share. The options vested fully upon grant.

A summary of the options activity for the periods ended December 31, 2021 and 2020 is as follows:

	Number of Options (000s)	Weighted Average Exercise Price
	#	$
Balance, December 31, 2019	1,344	1.90
Granted	2,389	2.25
Exercised	(291)	1.35
Canceled	(618)	2.20
Expired	(230)	1.00
Balance, December 31, 2020	2,594	2.17
Granted	771	5.00
Exercised	(534)	1.24
Forfeitures	(117)	4.94
Expired	(272)	2.55
Balance, December 31, 2021	2,442	3.09

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

Range of exercise prices	Number outstanding (000s)	Weighted Average Exercise Price (outstanding)	Weighted Average Remaining Life	Number exercisable (000s)	Weighted Average Exercise Price (exercisable)
	#	$	Years	#	$
$0.41 - $2.20	898	0.80	3.05	453	0.65
$2.21 - $4.70	1,168	3.69	3.55	810	3.59
$4.71 - $6.50	200	5.87	2.54	167	5.75
$6.51 - $9.00	176	7.68	1.95	145	7.61
	2,442	3.09	3.17	1,575	3.34

During the year ended December 31, 2021, $1,823 (year ended December 31, 2020 - $4,313, respectively) has been recognized as share-based compensation expense. The fair value of the granted options was calculated using the Black-Scholes model using an expected life ranging from 1 to 4 years, risk-free interest rate ranging from 0.12% to 1.17%, share price ranging from $1.78 to $8.90, volatility ranging from 111.7% to 130.7% and a dividend yield of 0%.

The fair value of the granted options was calculated using the Black-Scholes model using a risk-free interest rate ranging from 0.2% to 2.17%, volatility ranging from 139% to 144%, expected life ranging from 1 to 5 years, and a dividend yield of 0%.

DSUs and RSUs

On December 13, 2021, the Company issued 93,518 DSUs and 125,800 RSUs at a grant price of $1.78. The DSUs will vest once an independent director leaves the Company and the Company has used an estimated three year vesting period to determine the share-based compensation expense. The RSUs immediately vested upon grant. During the year ended December 31, 2021, $228 ($224 for RSUs and $4 for DSUs) has been recognized as share-based compensation expense (year ended December 31, 2020 - $nil).

19. Financial instruments and risk management

The Company is exposed, in varying degrees, to a variety of financial related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on cash and trade and other receivables as at December 31, 2021 and 2020. The bank balances are deposited with high credit rated banks, therefore the credit risk is limited. The Company applies a combination of a detailed and simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss for all receivables. Trade receivables have been grouped based on shared credit risk characteristics and the days outstanding to measure the expected credit loss. Trade receivable are written off when there is no reasonable expectation of recovery. The Company has established procedures to manage credit exposure including credit approvals and credit limits. These procedures are mainly due to the Company’s internal guidelines.

The aging of trade receivables as at December 31, 2021 is as follows:

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

	Current	0-30 days past due	30-60 days past due	61-90 days past due	More than 90 days past due	Total
	$	$	$	$	$	$
Trade receivables	752	1,035	802	573	3,053	6,215

Trade receivables more than 90 days past due relate primarily to Rocky Mountain and RCMA, which typically have a longer cash collection cycle due to carrying separate and distinct lines of business from the rest of the Company.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. The Company manages Company-wide cash flow projections centrally and regularly updates projections for changes in business and exchange rates. The expected timing of undiscounted cash flows relating to financial liabilities as at December 31, 2021 is as follows:

December 31, 2021	Less than 1 year	1-3 years	3-5 years	>5 years	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	6,687	—	—	—	6,687
Loan payable	317	—	—	—	317
Purchase consideration payable	2,927	697	—	—	3,624
Redemption liability	—	—	577	—	577
Lease liabilities	2,790	5,227	4,528	13,126	25,671
	12,721	5,924	5,105	13,126	36,876

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the revenues and costs that the Company earns and incurs in its operations.

The Company’s presentation currency is the Canadian dollar and most of the Company’s subsidiaries operate in the United States and therefore a majority of revenues are earned in US dollars. The fluctuation of the Canadian dollar in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of shareholders’ equity.

The Company’s net monetary position in the US dollar as of December 31, 2021 and 2020 is summarized below with the effect on earnings before tax of a 10% fluctuation of the US dollar to the Canadian dollar:

	2021	2020
	$	$
Net monetary asset (liability) position	6,341	353
Impact of 10% variance	634	35

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Fair value

The Company classified and subsequently measured cash, trade and other receivables, purchase consideration receivable, accounts payable and accrued liabilities and loan payable at amortized cost and the fair value of these financial instruments approximates carrying value due to their short-term nature and/or carrying market rates of interest. Redemption liability and purchase consideration payable (in 2020) are classified at fair value through profit or loss (FVTPL). There were no transfers to or from any level of the fair value hierarchy during the year ended December 31, 2021.

Level 3 hierarchy:

The following tables illustrate the classification and hierarchy of the Company's financial instruments, measured at fair value in the consolidated statements of financial position as at December 31, 2021 and December 31, 2020:

As at December 31, 2021 - (Liabilities, at fair value)
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
	$	$	$	$
Redemption liability	—	—	402	402

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 for the years ended December 31, 2021. These financial instruments are measured at fair value utilizing non observable market inputs. The net change in unrealized gains or losses is recognized in the consolidated statements of loss and comprehensive loss.

2021

	Opening balance	Addition	Change in fair value	Foreign exchange Impact	Closing balance
	$	$	$	$	$
Redemption liability	—	391	11	—	402

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

2020

	Opening balance	Addition	Interest repaid during the year	Repaid during the year	Warrants issued for amendment	Change in fair value	Loss on conversion	Foreign exchange Impact	Closing balance
	$	$	$	$	$	$	$	$	$
Merida Note II	4,003	—	(113)	(4,202)	—	312	—	—	—
Merida Note III	—	3,907	(192)	(5,518)	(216)	1,872	147	—	—
NJAM	344	—	—	(350)	—	—	—	6	—
ROSH	222	—	—	(204)	—	(28)	—	10	—

The following table presents the fair value categorized by key valuation techniques and the unobservable inputs used within Level 3 as at:

December 31, 2021
Description	Valuation technique	Fair Value	Unobservable inputs
		$
Redemption liability	Discounted Cash Flows	402	(i)

(i)As the valuation of financial instruments for which market quotations are not readily available and are inherently uncertain, the values may fluctuate materially within short periods of time and are based on estimates, and determinations of fair value may differ materially from values that would have resulted if a ready market existed for the investments. Refer to note 13 for key assumptions and sensitivities of the Redemption liability classified as a Level 3 financial instrument.

20. Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. In the definition of capital, the Company includes all components of shareholders’ equity. The Company’s capital at December 31, 2021 and 2020 was $38,607 and $27,637, respectively.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2020.

21. Related party disclosures

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Medical Officer, Chief Operating Officer, Chief Corporate Officer and members of the Company’s Board of Directors.

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)
The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period related to key management personnel.

	Year ended
	December 31, 2021	December 31, 2020
	$	$
Salary and short-term employee benefits	2,063	1,261
Share based compensation	963	2,320
Directors’ fees	178	227
	3,204	3,808

Excluded from the table above are professional services of $37 for the year ended December 31, 2021 relate to professional fees paid to a full-service business law firm. Mohammad Bataineh, President, is a former shareholder of the business law firm. Professional services of $56 for the year ended December 31, 2020 relate to professional fees paid to a financial accounting and reporting services firm. The former Chief Financial Officer was outsourced from the firm.

22. Segmented information

The Company has two reportable segments related to its medical services and software and corporate businesses which also align with the two countries in which it operates, namely, United States and Canada. Corporate costs are included in the Canadian segment. The United States segment for the years ended December 31, 2021 and 2020 was adjusted to account for the sale of the Legacy Business, as disclosed in note 14. The disclosure with regards to the Company’s aforementioned segments and locations are listed below:

Year ended December 31, 2021	USA (Medical Services)	Canada (Software)	Total
	$	$	$
Revenue	26,938	219	27,157
Cost of Sales	12,071	—	12,071
Gross profit	14,867	219	15,086
Total operating expenses	27,710	9,242	36,952
Income (loss) from continuing operations	(12,843)	(9,023)	(21,866)

Foreign exchange (gain) loss	—	(69)	(69)
Change in fair value of financial liabilities	(86)	—	(86)
Accretion on purchase consideration payable and trade receivables	346	—	346
Interest on lease liabilities	964	—	964
Other income	(870)	—	(870)
Net loss from continuing operations	(13,197)	(8,954)	(22,151)
Net income from discontinued operations	8,563	—	8,563
Net income (loss)	(4,634)	(8,954)	(13,588)

SKYLIGHT HEALTH GROUP INC. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (Expressed in thousands of Canadian dollars)

Year ended December 31, 2021	USA (Medical Services)	Canada (Software)	Total
	$	$	$
Non-current assets	42,366	2,000	44,366
Total assets	57,573	7,874	65,447
Total liabilities	24,989	1,851	26,840

Year ended December 31, 2020	USA (Medical Services)	Canada (Software)	Total
	$	$	$
Revenue	446	243	689
Cost of Sales	419	—	419
Gross profit	27	243	270
Total operating expenses	1,354	8,745	10,099
Income (loss) from continuing operations	(1,327)	(8,502)	(9,829)

Foreign exchange loss	—	178	178
Net gain on debt settlement	—	(148)	(148)
Change in fair value of financial liabilities	—	2,184	2,184
Accretion on purchase consideration payable	75	—	75
Interest on lease liabilities	31	4	35
Net loss from continuing operations	(1,433)	(10,720)	(12,153)
Net income from discontinued operations	2,672	—	2,672
Net income (loss)	1,239	(10,720)	(9,481)

Year ended December 31, 2020	USA (Medical Services)	Canada (Software)	Total
	$	$	$
Non-current assets	9,361	750	10,111
Total assets	11,469	20,003	31,472
Total liabilities	3,274	561	3,835